UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010.
Commission File Number: 001-31221
Total number of pages: 64

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: July 30, 2010	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1. Earnings release dated July 29, 2010 announcing the company’s results for the three months ended June 30, 2010

2. Presentation material

Earnings Release	July 29, 2010
For the Three Months Ended June 30, 2010	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 4, 2010
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)
(Amounts are rounded off to the nearest 1 million yen.)
1. Consolidated Financial Results for the Three Months Ended June 30, 2010 (April 1, 2010 — June 30, 2010)
(1) Consolidated Results of Operations
(Millions of yen, except per share amount)

					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.
Three months ended June 30, 2010	1,089,244	0.4%	240,518	(4.5)%	240,559	(2.8)%	142,152	(3.5)%
Three months ended June 30, 2009	1,084,754	(7.3)%	251,819	(15.1)%	247,464	(14.2)%	147,377	(15.1)%

	Basic Earnings per Share	Diluted Earnings per Share
	Attributable to NTT	Attributable to NTT
	DOCOMO, INC.	DOCOMO, INC.
Three months ended June 30, 2010	3,416.64 (yen)	—
Three months ended June 30, 2009	3,529.16 (yen)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
(2) Consolidated Financial Position
(Millions of yen, except per share amounts)

					NTT DOCOMO, INC.
		Total Equity	NTT DOCOMO, INC.	Shareholders’	Shareholders’ Equity
	Total Assets	(Net Assets)	Shareholders’ Equity	Equity Ratio	per Share
June 30, 2010	6,652,748	4,695,640	4,669,930	70.2%	112,242.44 (yen)
March 31, 2010	6,756,775	4,662,446	4,635,877	68.6%	111,423.97 (yen)
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2010	—	2,600.00	—	2,600.00	5,200.00
Year ending March 31, 2011	—
Year ending March 31, 2011 (Forecasts)		2,600.00	—	2,600.00	5,200.00
Changes in forecasts of dividends during the three months ended June 30, 2010: None
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 — March 31, 2011)
(Millions of yen, except per share amounts)

							Net Income		Basic Earnings per
					Income before		Attributable to NTT		Share Attributable to
	Operating Revenues		Operating Income		Income Taxes		DOCOMO, INC.		NTT DOCOMO, INC.
Six months ending September 30, 2010	—	—	—	—	—	—	—	—	—
Year ending March 31, 2011	4,222,000	(1.5)%	840,000	0.7%	843,000	0.8%	497,000	0.4%	11,945.47
(Percentages above represent changes compared to the corresponding previous year)
Changes in earnings forecasts for the fiscal year ending March 31, 2011 during the three months ended June 30, 2010: None

1

4. Others

(1) Changes in significant subsidiaries for the three months ended June 30, 2010			None
(Changes in significant subsidiaries for the three months ended June 30, 2010 which resulted in changes in scope of consolidation)
(2) Application of simplified or exceptional accounting			None
(Application of simplified or exceptional accounting for quarterly consolidated financial statements)
(3) Changes in significant accounting policies, procedures and presentation			None
(i) Changes due to revision of accounting standards and other regulations:
(ii) Others:			None
(See more information “2. Other information” in the attachment page 10)
(4) Number of issued shares (common stock)
(i) Number of issued shares (inclusive of treasury stock):	As of June 30, 2010:	43,790,000 shares
	As of March 31, 2010:	43,790,000 shares

(ii) Number of treasury stock:	As of June 30, 2010:	2,184,258 shares
	As of March 31, 2010:	2,184,258 shares

(iii) Number of weighted average common shares outstanding:	For the three months ended June 30, 2010:	41,605,742 shares
	For the three months ended June 30, 2009:	41,759,807 shares

* Presentation on the status of quarterly review process:
This earnings release is not subject to the quartely review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earning release was issued, the review process on quartely financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:
Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2011, please refer to the attachment pages 9 and 18.

2

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2010
1. Information on Consolidated Results
(1) Operating Results
i. Business Overview
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have moved ahead with our customer satisfaction improvement initiatives based on our “Change and Challenge” action plan. Positioning this fiscal year as “a year to enter the execution phase” to realize the goals of our “Challenge” programs, we have swiftly and steadily implemented various measures to achieve an increase in packet ARPU (average monthly revenue per unit) and ensure a smooth roll-out of the LTE system.
For the three months ended June 30, 2010, we recognized operating revenues of ¥1,089.2 billion, which increased by ¥4.5 billion from the same period of the prior fiscal year due to the increase of ¥23.7 billion in packet communications revenues through our endeavors to boost subscribers’ packet usage and expand the uptake of packet flat-rate services and the increase of ¥19.8 billion in other revenues by the increase of subscriptions to “Mobile Phone Protection & Delivery Service” and other factors, although voice revenues declined by ¥41.4 billion due to the decrease in voice ARPU. While we reduced our network costs through efficient use of capital expenditures and made ongoing cost-cutting efforts, we recognized operating expense of ¥848.7 billion (an increase of ¥15.8 billion from the same period of the prior fiscal year) due to the implementation of various measures aimed for future revenue expansion and further improvement of customer satisfaction. As a result, we recorded an operating income of ¥240.5 billion (a decrease of ¥11.3 billion from the same period of the prior fiscal year). Income before income taxes was ¥240.6 billion and net income attributable to NTT DOCOMO, INC. was ¥142.2 billion.

Notes:	1. The information in this earnings release is unaudited.

2. Amounts in this earnings release are rounded off.

DOCOMO Earnings Release	Three Months Ended June 30, 2010
Consolidated results of operations for the three months ended June 30, 2009 and 2010 were as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Operating revenues	¥1,084.8	¥1,089.2	¥4.5	0.4%
Operating expenses	832.9	848.7	15.8	1.9

Operating income	251.8	240.5	(11.3)	(4.5)
Other income (expense)	(4.4)	0.0	4.4	—

Income before income taxes	247.5	240.6	(6.9)	(2.8)
Income taxes	100.2	97.1	(3.2)	(3.2)
Equity in net income (losses) of affiliates	0.8	(0.9)	(1.7)	—

Net Income	148.0	142.6	(5.5)	(3.7)
Less: Net (income) loss attributable to noncontrolling interests	(0.7)	(0.4)	0.2	34.9

Net income attributable to NTT DOCOMO, INC.	¥147.4	¥142.2	¥(5.2)	(3.5)%

EBITDA margin*	39.3%	36.9%	(2.4)point	—

ROCE before tax effect*	5.0%	4.6%	(0.4)point	—

ROCE after tax effect*	2.9%	2.7%	(0.2)point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 17.

<Operating revenues>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Wireless services	¥941.8	¥943.9	¥2.1	0.2%
Cellular services revenues	881.9	864.2	(17.7)	(2.0)
- Voice revenues	490.6	449.2	(41.4)	(8.4)
Including: FOMA services	450.3	431.2	(19.1)	(4.2)
- Packet communications revenues	391.3	414.9	23.7	6.0
Including: FOMA services	381.6	410.1	28.6	7.5
Other revenues	59.9	79.7	19.8	33.1
Equipment sales	143.0	145.3	2.4	1.7

Total operating revenues	¥1,084.8	¥1,089.2	¥4.5	0.4%

Note:	Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Personnel expenses	¥64.4	¥65.8	¥1.5	2.3%
Non-personnel expenses	503.7	539.3	35.6	7.1
Depreciation and amortization	169.0	158.1	(11.0)	(6.5)
Loss on disposal of property, plant and equipment and intangible assets	8.3	5.5	(2.7)	(33.2)
Communication network charges	77.7	70.3	(7.5)	(9.6)
Taxes and public dues	9.9	9.8	(0.1)	(1.3)

Total operating expenses	¥832.9	¥848.7	¥15.8	1.9%

DOCOMO Earnings Release	Three Months Ended June 30, 2010
ii. Segment Results
Mobile phone business—
During the three months ended June 30, 2010, as part of our customer loyalty enhancement programs, we integrated the “Pake-hodai double” and “Biz-hodai double” billing plans in pursuit of a simpler and easier-to-understand rate structure. We also released the docomo Smartphone “XperiaTM” and unveiled our “FY2010 summer model” handset lineup comprising 20 different models, of which 14 models were released before June 30, 2010. As a result of these undertakings, we were able to maintain our low cellular churn rate on par with the level of the same period of the prior fiscal year at 0.44%.
To boost our packet ARPU, we increased the variety of handsets with built-in “access point mode” capabilities that can function as mobile Wi-Fi router*1, and also revised the communication charges of “Pake-hodai double” to make them more affordable for users making connections to our network via external devices. In addition, we proposed new usage methods using mobile Wi-Fi router devices compatible with our network, and launched discount campaigns with the aim of boosting packet communication usage.
Furthermore, with the ambition to create new revenue sources, we started to offer the “docomo one-time insurance”*2 and “i Bodymo”*3 services.
As of June 30, 2010, the total number of our cellular services subscriptions was 56.51 million (an increase of 1.65 million compared to the number as of June 30, 2009). The aggregate number of subscriptions to “Fami-wari MAX50” and other MAX discount programs introduced in August 2007 reached approximately 35.40 million, while the number of subscriptions to the “Value Plan” launched in November 2007 grew to approximately 35.10 million as of June 30, 2010. Although the packet ARPU posted a increase from the same period of the prior fiscal year, the aggregate cellular ARPU decreased by 4.6% year-on-year to ¥5,190 due to a drop in voice ARPU, which was negatively affected by the expanded uptake of “Value Plan” and other factors.
With regard to equipment sales, while the equipment sales revenues increased due to the increase in the total number of handsets sold in the three months ended June 30, 2010, by 0.27 million units from the same period of the prior fiscal year to 4.61 million units, cost of equipment sold decreased from the prior fiscal year due to the decrease in cost of purchase. Consequently, the equipment sales income improved from the same period of the prior fiscal year.
As a result of the foregoing, operating revenues and operating income from mobile phone business for the three months ended June 30, 2010, were ¥1,054.0 billion (a decrease of ¥3.9 billion from the same period of the prior fiscal year) and ¥242.0 billion (a decrease of ¥13.3 billion from the same period of the prior fiscal year), respectively.

*1:	An equipment that interconnects devices compatible with Wi-Fi (wireless LAN standard specification) and other networks.

*2:
DOCOMO’s insurance service that allows a user to “easily” make “on-the-spot” applications to various insurance services suitable for the occasion, e.g., travel or sports insurance, on an “as-needed” basis.

*3:	A mobile health-support service that turns mobile phone into a handy tool for monitoring daily physical activity and food intake, based on which the service provides health advice and tips.

DOCOMO Earnings Release	Three Months Ended June 30, 2010
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	June 30, 2009	June 30, 2010	(Decrease)
Cellular services	54,864	56,515	1,650	3.0%
Cellular (FOMA) services	50,246	54,162	3,916	7.8
Including: i-channel services	16,607	16,757	150	0.9
Including: i-concier services	1,558	4,783	3,225	207.0
Including: packet flat-rate services	19,817	27,491	7,674	38.7
Cellular (mova) services	4,618	2,352	(2,266)	(49.1)
i-mode services	48,597	49,061	464	1.0

Notes:	1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.

	2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1”* services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” “Pake-hodai full,” “Biz-hodai,” “Flat-rate data plan Standard,” “Flat-rate data plan 64k” and “Flat-rate data plan HIGH-SPEED”. (Number as of June 30 2009 includes subscriptions to “Biz-hodai double” in addition to the aforementioned plans.)

	4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.

	*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Cellular services	4,344	4,615	271	6.2%
Cellular (FOMA) services
New FOMA subscription	986	1,167	180	18.3
Change of subscription from mova to FOMA	813	453	(360)	(44.2)
FOMA handset upgrade by FOMA subscribers	2,538	2,991	453	17.9
Cellular (mova) services
New mova subscription	4	2	(2)	(44.7)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	2	1	(1)	(56.9)

Churn Rate	0.44%	0.44%	—	—

DOCOMO Earnings Release	Three Months Ended June 30, 2010
<Trend of ARPU and MOU>

	Yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,440	¥5,190	¥(250)	(4.6)%
Voice ARPU	3,010	2,680	(330)	(11.0)
Packet ARPU	2,430	2,510	80	3.3
Aggregate ARPU (FOMA)	5,610	5,260	(350)	(6.2)
Voice ARPU	3,010	2,670	(340)	(11.3)
Packet ARPU	2,600	2,590	(10)	(0.4)
Aggregate ARPU (mova)	3,550	3,330	(220)	(6.2)
Voice ARPU	2,940	2,770	(170)	(5.8)
i-mode ARPU	610	560	(50)	(8.2)

MOU* (FOMA+mova) (minutes)	135	133	(2)	(1.5)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 16 for definition and calculation methods.
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Operating revenues from mobile phone business	¥1,057.9	¥1,054.0	¥(3.9)	(0.4)%
Operating income from mobile phone business	255.2	242.0	(13.3)	(5.2)

DOCOMO Earnings Release	Three Months Ended June 30, 2010
Miscellaneous businesses—
Operating revenues from miscellaneous businesses for the three months ended June 30, 2010 were ¥35.2 billion, which represented 3.2% of total operating revenues. The revenues derived mainly from home shopping services provided mainly through TV media, high-speed internet connection for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥36.7 billion and ¥1.5 billion, respectively.
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Operating revenues from miscellaneous businesses	¥26.9	¥35.2	¥8.4	31.1%
Operating income (loss) from miscellaneous businesses	(3.4)	(1.5)	2.0	57.4
iii. Trend of Capital Expenditures
We strived to improve the quality of our FOMA service area thoroughly and appropriately reinforced our network capacity to meet an increase in traffic demand. Since we efficiently implemented these initiatives, total capital expenditures for the three months ended June 30, 2010 were ¥140.9 billion (down 8.0% compared to the same period of prior year).
<Breakdown of capital expenditures>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Mobile phone business	¥122.3	¥116.6	¥(5.7)	(4.7)%
Other (including information systems)	30.8	24.3	(6.5)	(21.1)

Total capital expenditures	¥153.1	¥140.9	¥(12.2)	(8.0)%

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(2) Financial Review
i. Financial Position

	Billions of yen
			Increase		(Reference)
	June 30, 2009	June 30, 2010	(Decrease)		March 31, 2010
Total assets	¥6,499.0	¥6,652.7	¥153.8	2.4%	¥6,756.8
NTT DOCOMO, INC. shareholders’ equity	4,408.2	4,669.9	261.7	5.9	4,635.9
Liabilities	2,085.2	1,957.1	(128.1)	(6.1)	2,094.3
Including: Interest bearing liabilities	762.6	610.0	(152.6)	(20.0)	610.3

Shareholders’ equity ratio (1)	67.8%	70.2%	2.4 point	—	68.6%
Debt ratio (2)	14.7%	11.6%	(3.1) point	—	11.6%

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets

	(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
ii. Cash Flow Conditions
For the three months ended June 30, 2010, net cash provided by operating activities was ¥241.3 billion, an increase of ¥86.8 billion (56.2%) compared to the same period of the prior year, mainly due to a decrease in income tax payment.
Net cash used in investing activities was ¥2.3 billion, a decrease of ¥239.9 billion (99.0%) compared to the same period of the prior year. This was mainly due to an increase of proceeds from redemption of short-term investments, an increase of proceeds from redemption of short-term bailment for consumption to a related party and a decrease in purchases of non-current assets, which were partially offset by an increase in purchases of short-term investments of more than three months for cash management purpose.
Net cash used in financing activities was ¥108.3 billion, an increase of ¥132.7 billion compared to the same period of the prior year. This was mainly due to a decrease of proceeds from short-term borrowings, which was partially offset by a decrease in repayment of long-term debt.
The balance of cash and cash equivalents was ¥488.2 billion as of June 30, 2010, an increase of ¥130.5 billion (36.5%) from the prior fiscal year end.

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2009	June 30, 2010	(Decrease)
Net cash provided by operating activities	¥154.5	¥241.3	¥86.8	56.2%
Net cash used in investing activities	(242.2)	(2.3)	239.9	99.0
Net cash provided by (used in) financing activities	24.3	(108.3)	(132.7)	—
Free cash flows (1)	(87.6)	239.0	326.6	—
Free cash flows excluding changes in investments for cash management purposes (2)*	(90.8)	47.2	138.0	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

	(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

	*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 17.

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(3) Prospects for the Fiscal Year Ending March 31, 2011
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, although the promotion of loyalty marketing is expected to curb churns and packet ARPU is projected to increase as a result of our efforts to boost subscribers’ packet usage and expand the adoption of flat-rate service for unlimited packet access, operating revenues for the fiscal year ending March 31, 2011 are estimated to be ¥4,222.0 billion, primarily because of the projected decline in voice ARPU due to the penetration of new sales methods.
On the expense side, while the actions aimed for expanding future revenues and enhancing customer satisfaction are expected to be implemented, factors such as a projected decrease in network costs resulting from lower capital expenditures and on-going cost cutting efforts are expected to contribute to cost reductions. Accordingly, operating income is estimated to be ¥840.0 billion.
As we are currently not aware of any factors that may have a material impact on our projected results of operations, we have not revised our guidance announced on April 28, 2010.

DOCOMO Earnings Release	Three Months Ended June 30, 2010
2. Other information
(1) Changes in Significant Subsidiaries
None
(2) Application of Simplified or Exceptional Accounting
None
(3) Changes in Significant Accounting Policies, Procedures and Presentation
None

DOCOMO Earnings Release	Three Months Ended June 30, 2010
3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2010	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥357,715	¥488,211
Short-term investments	403,010	211,161
Accounts receivable	838,226	785,489
Allowance for doubtful accounts	(15,633)	(15,173)
Credit card receivables	126,009	139,160
Inventories	141,277	158,301
Deferred tax assets	100,545	87,337
Prepaid expenses and other current assets	109,829	117,201

Total current assets	2,060,978	1,971,687

Property, plant and equipment:
Wireless telecommunications equipment	5,478,833	5,498,248
Buildings and structures	830,921	833,358
Tools, furniture and fixtures	516,084	517,669
Land	199,018	199,131
Construction in progress	83,608	97,435
Accumulated depreciation and amortization	(4,500,874)	(4,562,448)

Total property, plant and equipment, net	2,607,590	2,583,393

Non-current investments and other assets:
Investments in affiliates	578,095	590,014
Marketable securities and other investments	151,026	138,084
Intangible assets, net	628,691	635,895
Goodwill	198,436	198,429
Other assets	257,911	254,555
Deferred tax assets	274,048	280,691

Total non-current investments and other assets	2,088,207	2,097,668

Total assets	¥6,756,775	¥6,652,748

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥180,716	¥186,709
Short-term borrowings	78	73
Accounts payable, trade	632,437	556,175
Accrued payroll	54,580	40,105
Accrued interest	995	1,137
Accrued income taxes	185,890	87,129
Other current liabilities	133,466	169,093

Total current liabilities	1,188,162	1,040,421

Long-term liabilities:
Long-term debt (exclusive of current portion)	429,553	423,239
Accrued liabilities for point programs	151,628	152,257
Liability for employees’ retirement benefits	138,447	140,397
Other long-term liabilities	186,539	200,794

Total long-term liabilities	906,167	916,687

Total liabilities	2,094,329	1,957,108

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	757,109	757,109
Retained earnings	3,347,830	3,381,807
Accumulated other comprehensive income (loss)	(37,379)	(37,303)
Treasury stock, at cost	(381,363)	(381,363)
Total NTT DOCOMO, INC. shareholders’ equity	4,635,877	4,669,930
Noncontrolling interests	26,569	25,710

Total equity	4,662,446	4,695,640

Total liabilities and equity	¥6,756,775	¥6,652,748

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(2) Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2010
Operating revenues:
Wireless services	¥941,795	¥943,896
Equipment sales	142,959	145,348

Total operating revenues	1,084,754	1,089,244

Operating expenses:
Cost of services (exclusive of items shown separately below)	219,331	222,191
Cost of equipment sold (exclusive of items shown separately below)	190,826	184,513
Depreciation and amortization	169,005	158,050
Selling, general and administrative	253,773	283,972

Total operating expenses	832,935	848,726

Operating income	251,819	240,518

Other income (expense):
Interest expense	(1,614)	(1,327)
Interest income	318	357
Other, net	(3,059)	1,011

Total other income (expense)	(4,355)	41

Income before income taxes	247,464	240,559

Income taxes:
Current	89,531	89,666
Deferred	10,712	7,396

Total income taxes	100,243	97,062

Equity in net income (losses) of affiliates, net of applicable taxes	821	(912)

Net income	148,042	142,585

Less: Net (income) loss attributable to noncontrolling interests	(665)	(433)

Net income attributable to NTT DOCOMO, INC.	¥147,377	¥142,152

Net income	¥148,042	¥142,585
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	10,462	(8,957)
Change in fair value of derivative instruments, net of applicable taxes	(27)	(25)
Foreign currency translation adjustment, net of applicable taxes	8,887	9,100
Pension liability adjustment, net of applicable taxes	149	(36)

Total other comprehensive income (loss)	19,471	82

Comprehensive income	167,513	142,667

Less: Comprehensive (income) loss attributable to noncontrolling interests	(681)	(439)

Comprehensive income attributable to NTT DOCOMO, INC.	¥166,832	¥142,228

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,759,807	41,605,742

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,529.16	¥3,416.64

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2010
Cash flows from operating activities:
Net income	¥148,042	¥142,585
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	169,005	158,050
Deferred taxes	11,225	6,582
Loss on sale or disposal of property, plant and equipment	5,620	2,971
Equity in net (income) losses of affiliates	(1,306)	1,705
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	8,911	52,737
Increase / (decrease) in allowance for doubtful accounts	406	(460)
(Increase) / decrease in credit card receivables	(8,949)	(8,039)
(Increase) / decrease in inventories	(50,888)	(17,024)
(Increase) / decrease in prepaid expenses and other current assets	(11,634)	(6,047)
(Increase) / decrease in non-current installment receivable for handsets	9,214	(733)
Increase / (decrease) in accounts payable, trade	4,303	(34,929)
Increase / (decrease) in accrued income taxes	(152,187)	(98,761)
Increase / (decrease) in other current liabilities	17,792	34,324
Increase / (decrease) in accrued liabilities for point programs	5,175	629
Increase / (decrease) in liability for employees’ retirement benefits	2,532	1,950
Increase / (decrease) in other long-term liabilities	8,370	12,392
Other, net	(11,095)	(6,618)

Net cash provided by operating activities	154,536	241,314

Cash flows from investing activities:
Purchases of property, plant and equipment	(123,547)	(113,936)
Purchases of intangible and other assets	(91,400)	(75,760)
Purchases of non-current investments	(2,309)	(2,216)
Proceeds from sale of non-current investments	0	447
Acquisitions of new subsidiaries, net of cash acquired	(24,900)	—
Purchases of short-term investments	(1,662)	(160,577)
Redemption of short-term investments	4,843	282,431
Proceeds from redemption of short-term bailment for consumption to a related party	—	70,000
Other, net	(3,204)	(2,697)

Net cash used in investing activities	(242,179)	(2,308)

Cash flows from financing activities:
Repayment of long-term debt	(15,000)	—
Proceeds from short-term borrowings	137,949	105
Repayment of short-term borrowings	—	(109)
Principal payments under capital lease obligations	(919)	(943)
Dividends paid	(98,061)	(106,144)
Other, net	372	(1,243)

Net cash provided by (used in) financing activities	24,341	(108,334)

Effect of exchange rate changes on cash and cash equivalents	947	(176)

Net increase (decrease) in cash and cash equivalents	(62,355)	130,496
Cash and cash equivalents at beginning of period	599,548	357,715

Cash and cash equivalents at end of period	¥537,193	¥488,211

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxe refunds	¥27	¥3
Cash paid during the period for:
Interest, net of amount capitalized	1,453	1,187
Income taxes	241,612	188,401

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(4) Going Concern Assumption
None
(5) Segment Information
Segment information is as follows:

	Millions of yen
Three months ended June 30, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,057,893	¥26,861	¥1,084,754
Operating expenses	802,662	30,273	832,935

Operating income (loss)	¥255,231	¥(3,412)	¥251,819

	Millions of yen
Three months ended June 30, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,054,016	¥35,228	¥1,089,244
Operating expenses	812,046	36,680	848,726

Operating income (loss)	¥241,970	¥(1,452)	¥240,518

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity
None

DOCOMO Earnings Release	Three Months Ended June 30, 2010
4. Appendices
(1) Operating Data for 1st Quarter of Fiscal Year Ending March 31, 2011

		Full-year Forecast: as announced at April 28, 2010
				Fiscal Year
		[Ref.]	[Ref.]	Ending Mar. 31, 2011	[Ref.]
		Fiscal Year	First Quarter	First Quarter	Fiscal Year
		Ended Mar. 2010	(Apr.-Jun. 2009)	(Apr.-Jun. 2010)	Ending Mar. 31, 2011
		Full-year Results	Results	Results	Full-year Forecast
Number of Subscriptions and Other Operating Data
Cellular
Subscriptions	thousands	56,082	54,864	56,515	57,450
FOMA (1)	thousands	53,203	50,246	54,162	56,220
Communication Module Service (FOMA)	thousands	1,081	897	1,212	—
mova	thousands	2,879	4,618	2,352	1,230
Communication Module Service (DoPa)	thousands	521	621	482	—
Prepaid	thousands	37	38	36	—
Packet Flat-rate Services Subscriptions (2)	thousands	25,767	19,817	27,491	—
Market Share (3) (4)%		50.0	50.6	49.7	—
Net Increase from Previous Period (4)	thousands	1,481	263	432	1,370
FOMA (1)	thousands	4,163	1,206	959	3,020
mova	thousands	(2,682)	(942)	(526)	(1,650)
Churn Rate (4)%		0.46	0.44	0.44	—
Number of Handsets (FOMA+mova) Sold (5)	thousands	18,037	4,344	4,615	—
i-mode
Subscriptions	thousands	48,992	48,597	49,061	49,170
FOMA	thousands	47,330	45,682	47,758	48,530
i-mode Subscription Rate (4)%		87.4	88.6	86.8	85.6
Net Increase from Previous Period	thousands	518	123	69	180
i-channel Subscriptions	thousands	16,818	16,607	16,757	—
i-concier Subscriptions	thousands	4,200	1,558	4,783	—
ARPU and MOU
ARPU
Aggregate ARPU (FOMA+mova) (6)	yen/month/subscription	5,350	5,440	5,190	5,110
Voice ARPU (7)	yen/month/subscription	2,900	3,010	2,680	2,550
Packet ARPU	yen/month/subscription	2,450	2,430	2,510	2,560
i-mode ARPU	yen/month/subscription	2,380	2,380	2,390	2,440
ARPU Generated from International Services (8)	yen/month/subscription	80	70	80	80
ARPU Generated Purely from i-mode (FOMA+mova) (6)	yen/month/subscription	2,620	2,610	2,670	2,730
Aggregate ARPU (FOMA) (6)	yen/month/subscription	5,480	5,610	5,260	5,170
Voice ARPU (7)	yen/month/subscription	2,900	3,010	2,670	2,550
Packet ARPU	yen/month/subscription	2,580	2,600	2,590	2,620
i-mode ARPU	yen/month/subscription	2,500	2,540	2,460	2,490
ARPU Generated from International Services (8)	yen/month/subscription	80	80	90	80
ARPU Generated Purely from i-mode (FOMA) (6)	yen/month/subscription	2,720	2,740	2,720	2,780
Aggregate ARPU (mova) (6)	yen/month/subscription	3,460	3,550	3,330	3,230
Voice ARPU (7)	yen/month/subscription	2,870	2,940	2,770	2,710
i-mode ARPU	yen/month/subscription	590	610	560	520
ARPU Generated from International Services (8)	yen/month/subscription	0	0	0	10
ARPU Generated Purely from i-mode (mova) (6)	yen/month/subscription	820	840	810	760
MOU
MOU (FOMA+mova) (6)	minute/month/subscription	136	135	133	—
MOU (FOMA) (6)	minute/month/subscription	142	143	137	—
MOU (mova) (6)	minute/month/subscription	51	54	45	—
Others
DCMX Subscriptions (9)	thousands	11,260	9,630	11,640	13,090

*
Please refer to “(2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)
Sum of “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” “Pake-hodai full,” “Biz-hodai,” “Flat-rate data plan Standard,” “Flat-rate data plan 64k” and “Flat-rate data plan HIGH-SPEED” (Number of subscriptions for the fiscal year ended March 31, 2010 includes subscriptions to “Biz-hodai double” and “Biz-hodai simple” in addition to the aforementioned plans.)

(3)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(4)	Data are calculated including communication module services subscriptions.

(5)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(6)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(7)	Inclusive of circuit-switched data communication

(8)	Inclusive of voice communication and packet communication

(9)	Inclusive of DCMX mini subscriptions

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(2) Definition and Calculation Methods of ARPU and MOU
1. Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Use): Average monthly communication time per subscription.
2. ARPU Calculation Methods
i)	ARPU (FOMA+mova)

•	Aggregate ARPU (FOMA+mova) =	Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova)

•	Packet ARPU (FOMA+mova):
{Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active subscriptions (FOMA+mova)

•	i-mode ARPU (FOMA+mova)[2]:	i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA+mova)

•	ARPU generated purely from i-mode (FOMA+mova)[3]:	i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova))
ii)	ARPU (FOMA)

•	Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	i-mode ARPU (FOMA)[2]:	i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	ARPU generated purely from i-mode (FOMA)[3]:	i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA))
iii)	ARPU (mova)

•	Aggregate ARPU (mova) =	Voice ARPU (mova) + i-mode ARPU (mova)

•	Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	i-mode ARPU (mova)[2]:	i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

•	ARPU generated purely from i-mode (mova)[3]:	i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova))
3. Active Subscriptions Calculation Methods
No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:
No. of active subscriptions for each month:
(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
No. of active subscriptions for full-year results/forecasts:
Sum of No. of active subscriptions for each month from April to March

1	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of i-mode subscriptions as a denominator.

DOCOMO Earnings Release	Three Months Ended June 30, 2010
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

a. EBITDA	¥426.4	¥401.5

Depreciation and amortization	(169.0)	(158.1)
Loss on sale or disposal of property, plant and equipment	(5.6)	(3.0)

Operating income	251.8	240.5

Other income (expense)	(4.4)	0.0
Income taxes	(100.2)	(97.1)
Equity in net income (losses) of affiliates	0.8	(0.9)
Less: Net (income) loss attributable to noncontrolling interests	(0.7)	(0.4)

b. Net income attributable to NTT DOCOMO, INC.	147.4	142.2

c. Operating revenues	1,084.8	1,089.2

EBITDA margin (=a/c)	39.3%	36.9%
Net income margin (=b/c)	13.6%	13.1%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect

	Billions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

a. Operating income	¥251.8	¥240.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	149.1	142.4
c. Capital employed	5,075.8	5,263.1

ROCE before tax effect (=a/c)	5.0%	4.6%
ROCE after tax effect (=b/c)	2.9%	2.7%

Notes:
Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt Effective tax rate:40.8%

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Free cash flows excluding changes in investments for cash management purposes	¥(90.8)	¥47.2

Changes in investments for cash management purposes*	3.2	191.9

Free cash flows	(87.6)	239.0

Net cash used in investing activities	(242.2)	(2.3)
Net cash provided by operating activities	154.5	241.3

Note:
*Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Three Months Ended June 30, 2010
5. Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

(12)	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

NTT DOCOMO, INC. Results for the first three months of the fiscal year ending Mar. 31, 2011 July 29, 2010 Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. (12) Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

FY2010/1Q Financial Results Highlights Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

FY2010/1Q Financial Results

U.S. GAAP

	2009/4-6 (1Q) (1)	2010/4-6 (1Q) (2)	Changes (1) → (2)	FY2010 (Full-year forecast) (3)	Progress to forecast (2) / (3)
Operating Revenues (Billions of yen)	1,084.8	1,089.2	+0.4%	4,222.0	25.8%
Cellular Services Revenues (Billions of yen)	881.9	864.2	-2.0%	3,405.0	25.4%
Operating Expenses (Billions of yen)	832.9	848.7	+1.9%	3,382.0	25.1%
Operating Income (Billions of yen)	251.8	240.5	-4.5%	840.0	28.6%
Income Before Income Taxes (Billions of yen)	247.5	240.6	-2.8%	843.0	28.5%
Net Income Attributable to NTT DOCOMO, INC. (Billions of yen)	147.4	142.2	-3.5%	497.0	28.6%
EBITDA Margin (%)*	39.3	36.9	-2.4 points	36.7	-
Adjusted Free Cash Flow (Billions of yen) *	-90.8	47.2	-	470.0	10.0%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website. www.nttdocomo.co.jp

RESULTS FOR 1Q OF FY2010

FY2010/1Q Financial Results Highlights (1) ^ FY2010/1Q Financial Results Highlights: ^^Achieved year-on-year growth in operating revenues for the first time in 3 years Achieved YOY growth in total handset sales for the first time in 2.5 years (Up 6.2%) No. of net additions grew by 64% year-on-year Accelerated growth of packet ARPU Addressed new markets, e.g., smartphones, PC data devices, digital photo frames, etc. Increased no. of packet flat-rate services subscriptions Stimulated usage of "i-concier", video content, etc. Expansion of new businesses (Overseas platform, home shopping, credit) Expansion of other revenues

SLIDE No. 5

FY2010/1Q Financial Results Highlights (2)


Key factors behind YOY changes in operating income
Impact of "Value Plan": Down Approx. ¥30.0 billion
Decrease in voice revenues: Down ¥41.4 billion
Increase in packet revenues: Up ¥23.7 billion
Increase in other revenues: Up ¥19.8 billion
Increase in equipment sales revenues: Up ¥2.4 billion
Decrease in equipment sales expenses*1: Down ¥8.9 billion
Decrease in network-related costs*2: Down ¥21.2 billion
Increase in loyalty program expenses: Up ¥24.9 billion
Increase in other expenses: Up ¥45.9 billion
Operating income ¥251.8 billion
Operating income ¥240.5 billion
Down ¥11.3 billion (-4.5%) year-on-year
Operating revenues: Up ¥4.5 billion
Operating expenses: Up ¥15.8 billion
FY2009/1Q
FY2010/1Q

*1: Sum of cost of equipment sold and distributor commissions

*2: Sum of communication networks charges, depreciation and amortization , and loss on disposal of property, plant and equipment

RESULTS FOR 1Q OF FY2010

08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 ^^^ 28.459845 30.431967 32.717732 34.251705 34.752489 34.618411 35.417073 35.425346 ^^^ 5.374915 5.758906 6.158318 6.440504 7.387002 8.557379 9.065471 9.945015 ^^^ 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.803 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 ^^^ 1.59 5.29 8.89 12.96 16.483 20.82 23.99 27.029 29.669 32.711 35.129 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 50%-OFF Monthly Charge Discount Plans/"Value Plan" 50%-Off Monthly Charge Discount Plans No. of subs & subscription rate "Value Plan" subscriptions/ "Value Course" selection rate (Million subs) (Selection rate: %) : 50%-OFF monthly charge discount plan subscription rate :No. of "MAX Discount"*2 subscriptions (Million subs) (Subscription rate: %) :No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years ^ Subscription rate of billing plans offering 50% discount on basic monthly charge grew to approx. 80%^^^Negative impact on revenues became insignificant ^ Number of "Value Plan" subscriptions continued to increase : "Value Course" selection rate*2 : No. of "Value Plan" subscriptions *3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods *1: Inclusive of "Office Discount" and "Business Discount" subscriptions *2: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50"

Cellular(FOMA+mova)ARPU 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) FY2010 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2560 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2550 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 4.5 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 80 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390 2440 (yen) ^ For an explanation on ARPU, please see slide of this document, "Definition and Calculation Methods of MOU and ARPU" ^ FY2010/1Q aggregate ARPU: \5,190 (down 4.6% year-on-year) ^ ^^^ ^^^ packet ARPU: \2,510 (up 3.3% year-on-year) 2,330 2,410 2,390 2,420 5,890 5,860 5,730 5,390 5,440 2,430 2,450 2,510 5,420 FY2008 Aggregate ARPU: \5,710 (Down 10.2% year-on-year) Voice: \3,330 (Down 20.0% year-on-year) Packet: \2,380 (Up 8.2% year-on-year) 5,470 2,440 (Full-year forecast) FY2009 Aggregate ARPU: \5,350 (Down 6.3% year-on-year) Voice: \2,900 ^(Down 12.9% year-on-year) Packet: \2,450 (Up 2.9% year-on-year) 2,470 5,060 5,110 2,560 FY2010 5,190

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 Total Handset Sales ^ Total no. of handsets sold in FY2010/1Q: 4.61 million units (Up 6.2% year-on-year) ^ Achieved year-on-year increase for the first time in 2.5 years FY2008 ^ Calculated based on financial results materials of each company ^^Handsets sold by TU-KA and EMOBILE are not included : Total no. of handsets sold (docomo + au + SOFTBANK) : Total no. of handsets sold (docomo) FY2009 (Million units) 5.32 FY2008 (full-year): 20.13 million (Down 21.8% year-on-year) 4.46 4.95 4.51 5.35 4.34 4.20 5.03 FY2009 (full-year): 18.04 million (Down 10.4% year-on-year) 16.0 12.0 8.0 4.0 0 4.61 Full-year forecast: 18.20 million Up 6.2% year-on-year FY2010

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ?^^-^^^ 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 ?^^-KDDI 0.97 1.03 0.89 0.9 0.87 0.75 0.65 0.77 0.64 0.72 0.67 0.85 0.75 ?^^-SB 1.46 1.42 1.21 1.19 0.98 0.98 0.91 1.13 1.05 1.24 1.16 2.01 Churn Rate ^ FY2010/1Q churn rate: 0.44% ^ Cellular (FOMA+mova) Churn Rate ^New discount services (Aug. 07) ^New handset purchase methods (Nov. 07) (%) FY2007 FY2008 FY2007 full-year churn rate: 0.80% FY2008 full-year churn rate: 0.50% FY2009 FY2008 full-year churn rate: 0.46% SoftBank KDDI (au) docomo ^ Based on financial results materials of each company FY2010

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 44 37 38.1 32.3 31.5 35.6 13.4 45.4 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 12.4 9.9 17.6 15.3 20.7 16.3 30.6 14.3 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 26 22 26.8 26.3 28.2 25.4 41.3 28.2 EMOBILE 4.5 4.86 7.02 9.35 20.74 17.6 31.1 17.5 26.2 19.7 22.7 14.7 12.1 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 Market Share of Net Additions ^ FY2010/1Q net adds share: 28.2% ^ Market Share of Net Additions Full-year net add share: 25.5% FY2008 FY2009 (%) Full-year net adds share 31.5% FY2007 Full-year net adds share: 12.8% SoftBank au EMOBILE docomo No.1 net adds share for FY2009 (No. 1 for the months of Jul. 2009, Feb. & Mar. 2010) FY2010 ^ Source: Telecommunications carriers Association (TCA)

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 11/3 FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5416 5622 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 235 123 Subscriber Migration to FOMA (Million subs) mova 56.08 Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions 53.20 (94.9%) 49.04 (89.8%) 54.60 53.39 43.95 (82.3%) ^ Inclusive of Communication Module Service subscriptions 9.44 5.56 2.88 FY2007 FY2008 FY2009 ^ No. of subscribers who have migrated to FOMA in FY2010/1Q : 0.45 million 52.94 53.94 12.90 7.49 40.04 (75.6%) 46.44 (86.1%) 51.26 (92.9%) 3.93 55.19 52.05 (93.9%) 3.39 55.44 (Forecast) 54.86 50.25 (91.6%) 4.62 6.66 8.43 11.07 47.49 (87.7%) 45.20 (84.3%) 37.85 (71.6%) 52.85 14.99 53.63 54.16 53.15 42.08 (79.2%) 57.45 1.23 56.22 (98%) 60.0 40.0 30.0 20.0 10.0 0 50.0 2.35 54.16 (95.8%) 56.51 FY2010

Principal Actions and Results Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No.
13

Continual "Change"

- Continually worked toward the goal of further enhancing customer satisfaction


ONE
docomo


New handset series
SMART
PRO
"Mobile Phone Checking Service"
Expanded "Battery Pack *Anshin* Support"
Handsets/ devices
After-sales support, customer treatment
Services
Review from customers' viewpoint
Area quality
Promotion
Billing plans
Field staff dispatch within 48 hours
"i-concier", etc.
"Walk with you"
Expanded "Pake-hodai double"

Receive No. 1 customer satisfaction rating in FY2010

RESULTS FOR 1Q OF FY2010

SLIDE No.
14

Area Quality/After-Sales Support

- Implemented/continued various initiatives aimed at improving area quality and after-sales support—key factors for raising customer satisfaction

Field staff dispatch within 48 hours

Visit & investigate



- **FY2010/1Q:**

  Approx. 13,000 visits

- **Cumulative after launch:**

  Approx. 81,000 visits

"Mobile Phone Checking Service"



Tester

- **FY2010/1Q:**

  Approx. 1.58 million cases

- **Cumulative after launch:**

  Approx. 5.09 million cases

Free battery pack/portable battery charger



Battery pack



Portable battery charger

- **FY2010/1Q:**

  Approx. 2.24 million units

- **Cumulative after revamping program** (Since July 2009)

  Approx. 8.37 million units

Water-logged handset data restoration service

- **FY2010/1Q:**

  No. of cases accepted: Approx. 22,000

  Successful restoration rate: Approx. 83%

- **Cumulative after launch:**

  No. of cases accepted: Approx. 109,000

  Successful restoration rate: Approx. 76%

"Premier Club"

No. of members topped 50 million

(As of April 2010)

RESULTS FOR 1Q OF FY2010

SLIDE No.
15

Handset Lineup

- Launched “2010 Summer Model” handsets comprising 20 different models, including handsets designed in collaboration with external brands, models offering rich color variations and phones equipped with camera for shooting HD video.


10 models
docomo STYLE series
F-07B
Released
F-08B
Released
L-04B
Released
N-05B
Released
N-06B
Released
P-05B
Released
P-06B
Released
P-07B
To be released Sept. 2010
SH-08B
Released
SH-02B marimekko
Released
4 models
docomo PRIME series
F-06B
Released
N-04B
Released
P-04B
Released
SH-07B
Released
2 models
docomo SMART series
N-07B
Released
SH-09B
Released
1 model
docomo PRO series
N-08B
To be released Aug. 2010
3 models
DOCOMO Smartphone
LYNX
Released
dynapocket
Released
BlackBerryBold9700
To be released Jul. 30, 2010

RESULTS FOR 1Q OF FY2010

STYLE PRIME SMART PRO 52.3 32.8 10.6 4.4 08/11 08/12 09/1 09/2 09/3 09/4 09/5 09/6 09/7 09/8 09/9 09/10 09/11 09/12 10/3 10/6 ^^^^^^??^^^ 0.31 1 1.82 2.63 3.88 4.91 5.62 6.6 7.7 8.71 9.58 10.41 11.26 12.54 16.158828 18.975412 (million units) Handset Sales Status ^ Cumulative sales of new handset series topped 19.00 million ^ "STYLE" series featuring stylish designs and well-balanced functionality for price has been reporting brisk sales ^ Cumulative sale of new handset series* ^ Breakdown by series * Cumulative sales from the launch of 2008 Winter model handsets (2010 April-June cumulative) Make preparations to build SIM lock removal function in the new handsets to be released from April 2011

03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ?^^ 1.17 1.19 1.11 1.36 1.06 1.08 0.95 0.96 0.8 0.81 0.72 0.75 0.64 0.6 0.93 0.97 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 ^ Churn rate ^ No. of net additions 1Q 2Q 3Q 4Q FY2009 0.263376 0.322404 0.249581 0.646097 FY2010 0.432352 :FY2009 :FY2010 (Million subs) Up 64% year-on-year FY2009 FY2010 FY2008 Record low level on par with FY2008/3Q and FY2009/1Q 0.26 0.32 0.25 0.65 0.43 (%) Churn Rate/Net Additions ^ Maintained churn rate at record low level of 0.44% in FY2010/1Q ^ No. of net additions in FY2010/1Q increased by 64% year-on-year

Growth of Packet ARPU No. of packet flat-rate services subs*2/Subscription rate*3 (Million subs) 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 11/3 ^^^ 13.48 14.05 15.88 17.79 19.82 21.9 23.62 25.77 27.491 31.66 ^^^ 0.317 0.324 0.359 0.392 0.428 0.466 0.496 0.532 0.56 0.627 3,170 63% :Subscription rate (left axis) : No. of subs (right axis) 2,749 (Subscription rate) YOY packet ARPU comparison 09/6 09/9 09/12 10/3 10/6 ^^^^ARPU(^^^?^) 2430 2450 2440 2470 2510 i^^^^^^?^^^^ 0.02 0.021 0.019 0.022 0.033 ^FY2010 Targets^ No. of packet flat-rate services subs:^31.70 million Packet flat-rate services subscription rate: 63% (Yen) :YOY growth rate*1 (%) :Packet ARPU (yen) 0 (Growth rate) ^ Growth rate of packet ARPU has accelerated ^ No. of packet flat-rate services subscriptions grew to approx. 27.50 million as a result of aggressive promotion *1: Excludes impact of i-mode monthly charge hike applied from June 2008 *2: Include subscriptions to "Pake-hodai", "Pake-hodai full", "Pake-hodai double", "Pake-hodai simple", "Biz-hodai" services and flat-rate data plans *3: Packet flat-rate services subscription rate=No. of packet flat-rate services subscriptions/(Total FOMA i-mode subscriptions + No. of"Biz-hodai" subs + No. of data plan subs)

SLIDE No. 19

i-mode Packet Usage Expansion (1)

- Started recommending subscription to content services at mass/general retailers in addition to docomo Shops to stimulate packet usage

Recommendation at shop counters

■ Recommendation of content

These content may be useful for you. Would you like to use it?



-Examples of recommended content-

Deco-mail | News | Ring tone | Video | Games

■ Expansion of shops performing recommendation

(From July 2010)



docomo Shops

↓



Mass/ general retailers

Examples of recommended content

■ "EveryStar" (Launched Jun. 7, 2010)

E★ エブリスタ

Comprehensive UGC media (free of charge) Covering 1.1 million titles in a wide range of categories

Novel | Comic | Haiku/poem/Tanka | Photo | Drawing | Recipe | Practical info.

No. of members: Approx. 250,000
(As of Jun. 30, 2010)

E★ EVERYSTAR プレミアム

Comprehensive mobile magazine providing unlimited access to works of professional writers and celebrities for ¥210/month

Novel	New work of popular pro writers	Photo	Photo taken by celebrity
Essay	Celebrity columns	Recipe	Famous chef recipe
Sport	Serials of pro sport players	Comic	New work of popular pro writers

RESULTS FOR 1Q OF FY2010

SLIDE No. 20

i-mode Packet Usage Expansion (2)

- No. of "BeeTV" subs increased steadily as a result of active content promotion at shops
- Usage recommendation at shops is key to increasing packet ARPU of light users

■ "BeeTV" subscriptions



(Million subs)
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.44
0.77
0.86
1.07
1.25
09/6
09/9
09/12
10/3
10/6

■ Content subscription channel & usage status (conceptual)



Channel of subscription
Usage of packet flat-rates
Before starting shop recommendation (Jan. 2010)
After starting shop recommendation (Feb. 2010)
Before content subscription (Jan. 2010)
After content subscription (Mar. 2010)
Joined service through Ads Web i-channel etc.
Joined service through Ads Web i-channel, etc.
Joined service as a result of recommendation at shops
Not reached upper limit
Reached monthly upper limit
Reached monthly upper limit
Not reached monthly upper limit
Reached monthly upper limit
Not reached upper limit
Reached monthly upper limit

RESULTS FOR 1Q OF FY2010

SLIDE No. 21

i-mode Packet Usage Expansion (3) – Senior Users

- Strengthen packet usage promotions targeted at senior users, leveraging the launch of "Raku-Raku PHONE 7"
- Implement measures in various fronts, including portal, content, UI and recommendation at shop counters, etc.

One-push access to WEB


PUSH!

Renewal of portal site



Menu operated by numeric keys




Life info.
Brain training

"i-concier" recommendation at shops



"i-concier" is a very convenient mobile concierge service. Would you like to use it? We can configure the initial setting for you.



Enrichment of mobile phone class program

- Instructions of phone use
- Instructions of Deco-mail & picture/video mail
- Service/content usage tips



RESULTS FOR 1Q OF FY2010

"i-concier" (1) ^ No. of "i-concier" subscriptions has expanded steadily to over 5.00 million in line with the increase in the variety of compatible content ^ Targeted ad business leveraging i-concier's expanding user base is under study ^ No. of subscriptions (Million subs) 2.00 4.00 08/12 09/3 09/06 09/09 09/12 10/3 10/6 i^^^^^ 30 93 156 233.7 310.074 420 478.3 1.56 0.93 6.00 08/12 09/3 09/6 09/9 09/12 10/3 10/6 ^^^^^^ 191 244 332 423 493 548 611 ^)^^^^^^ ^)^^^ ^)^^^^^^^^^ ^)^^^^^ 2.34 ^ No. of content sites 200 400 600 (sites) 4.78 4.20 3.10 191 244 332 423 493 548 Forecast as of Mar. 31, 2011: 7.90 million ^ Targeted information delivery 611 "i-concier" Age, sex Area of residence Content owned Location Handset setting data Time Matching Information Advertisement Customer Information provider (Business) Agent function Targeted info. delivery Enables targeted advertising of higher accuracy Steadfast growth Steadfast growth

Periodical delivery of aquarium's event information 08/12 09/3 09/6 09/9 09/12 10/3 10/6 ^^^^^^^^ 13 43 68 117 143 157 189 "i-concier" (2) - Local Content (Sites) Spring fish festival! at Asamushi Aquarium Increase accesses to mobile site Secure repeaters Enhance recognition of events, etc. Grow no. of visitors Info. delivery Favorable growth ^ Actively facilitated expansion of local content ^ Information unique to each region delivered by local enterprises ^ Asamushi Aquarium (Aomori) ^ Chugoku Shimbun (Hiroshima) National high-school baseball tournament- Hiroshima preliminaries: Game schedule delivery Scheduler delivery Scheduler delivery Coupon delivery ^ No. of local content sites

SLIDE No. 24

"i-concier" (3)

- **Roll out a system that allows SMEs and privately-run shops to easily deliver content** (planned for Mid-August 2010)
- **Create a "win-win relationship" among the three parties of content provider/customer/ DOCOMO by further enriching community-oriented content**

DOCOMO

Provide tool for content creation/operation



Content server lease (Hosting)


Content server

Provide reader/writer machine for content delivery at shops



Assist content production/operation

Retailer
(e.g. bakery in neighborhood)



Easy information delivery via WEB

Information delivery

Coupon delivery

Customer

Our best seller bread product is now freshly baked out of the oven!


10:00

New bread product now on sale ! Get a ¥50 discount by presenting this coupon!

RESULTS FOR 1Q OF FY2010

"docomo market" (i-mode) ^ Plan to launch i-mode version of "docomo market" (around Nov. 2010) ^ Prepare an open environment for i-mode to capture individual creators, with the aim of further enriching and diversifying content portfolio General sites iMenu sites Content providers (Enterprises) Content creators (individuals) Smartphones i-mode handsets Content provision support tool Content management on DOCOMO server (hosting) "docomo market" (i-mode) "docomo market" (smartphone)

SLIDE No. 26

Smartphones

- Achieved favorable smartphone sales in FY2010/1Q due to brisk demand for Xperia™
- Aim to expand uptake of smartphones in full scale leveraging the launch of "sp mode" planned for September 2010

1Q → **2Q** → **3Q and beyond**

Products



Xperia™

dynapocket

LYNX

BlackBerry Bold 9700

Sept. 2010: "sp mode" launch

sp mode

Mail service (@docomo.ne.jp)

Content payment service

Access restriction service

2010 Fall/Winter: 7 smartphone models (planned)



GALAXY S

Model compatible with "Osaifu Keitai" e-wallet

Model compatible with One-seg broadcasting

Enrich product lineup to respond to customer needs

Content

ドコモマーケット "docomo market"

(Portal site for smartphones)

Approx. 230 content titles (As of July 2010)

Android market
Content titles: Over 92,000
(As of Jun. 30, 2010)

Encourage participation of content providers

Further enrichment of content

◆ Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB

RESULTS FOR 1Q OF FY2010

PC Data Communications ^ Both devices sales and data plan subscriptions expanded steadily due to the promotion campaign launched in June 2010, etc. 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 42.02 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 64.98 * Total number of subscriptions to usage-based billing plans, "Flat-Rate Data Plan Standard" and "Flat-Rate Data Plan 64K" (including "Value Plans") (Million subs) 0.20 0.40 0.60 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 ^^^^^^?^^ 4.1 4.5 5.1 6.4 8.4 13.1 16.5 19.9 15.1211 (1,000 units) 0.67 0.58 0.53 0.50 0.47 0.44 0.08 0.12 0.16 0.20 0.28 0.80 0.40 100 PC data device sales Data plan* subscriptions 0.10 0.80 200 0.96 FY10 full-year sales target: Approx. 700,000 1.00 Forecast as of Mar. 31, 2011: Approx. 1.50 million 0.65 : Usage -based billing plans : Flat-rate data plans "15th Mobile phone (personal use) survey 2009, overall satisfaction rating" by Nikkei BP Consulting, Inc. 1.20 1.07 0.55

New Devices ^ Actively introduce new devices equipped with Wi-Fi router capabilities with the aim of expanding new revenue sources Approach to new devices Wi-Fi connection Wi-Fi connection F-06B N-04B N-08B Mobile Wi-Fi router Gaming device PC Digital camera Music player Tablet device DOCOMO's 3G network Wi-Fi router capability Broad area coverage, superb communications quality New devices Released Released Released To be released Aug. 2010

SLIDE No. 29

LTE (1)

- **Provide brand-new services leveraging LTE's distinctive features—"high-speed", "large-capacity" and "low-latency" transmission**

■ LTE's distinctive features

High-speed	Large-capacity	Low-latency
Transmission rate	Spectrum efficiency	Transmission latency (maximum effect)
Approx. 10-fold*	**Approx. 3-fold**	**Approx. 1/4**

(Comparison with FOMA (HSPA) service)

Area expansion using an overlay approach to existing 3G areas


3G area
LTE areas

AR (Augmented Reality) service


LTE
Massive volume of data

Display content on images captured by camera

Automatic voice translation (for future)


Konnichiwa!
Automatic voice translation
Bonjour!
LTE

* Comparison of LTE max. downlink speed of 75Mbps with HSPA max. downlink speed of 7.2Mbps

RESULTS FOR 1Q OF FY2010

LTE (2) ^ LTE-related capital expenditures for the first three years after launch estimated to be approx. \300.0 billion FY2010 FY2011 FY2012 (From June 2010) Trial operation of commercial network Tokyo/Osaka/ Nagoya Prefectural capital-size cities Major cities across Japan LTE-related CAPEX: Approx \35.0 billion Approx. \100.0 billion Approx. \170.0 billion LTE service launch (Dec. 2010) Handset-type device (Planned for release) Data communication device Approx. 5,000 BTSs (cumulative) Approx. 20% POP coverage Approx. 15,000 BTSs (cumulative) Approx. 40% POP coverage Further product enrichment Approx. 1,000 BTSs (cumulative) Approx. 7%^ POP coverage^ ^ ^

^ Keys to success of multimedia broadcasting service are "content" "billing plans" and "devices" (Multimedia Broadcasting, Inc.) Mobile Multimedia Broadcasting Service ^ Keys to success of multimedia broadcasting service ^^Following conditions relating to "content" "devices" and "billing plans" need to be met Affordable rates Broad adoption of compatible devices at an early date Rich portfolio of content "Provide rich array of entertaining content" ^ ^ Ally with partners who owns strength in content business (e.g., broadcasters) to provide a rich content portfolio (Capital : \1.5 billion) Current Investors Business plan Generate profits on a single-year basis in third year after launch (FY2014) Planned business launch: Apr. 1, 2012 \4.38 billion (Cumulative up to FY2016) Area coverage:^ (household coverage) At service launch: Approx. 60% As of Mar. 31, 2015: Approx. 90% Operational target: Estimated total construction costs: (Incl. CAPEX) "Provide service at reasonable rates" ^ Plan to offer services at reasonable rates starting from approx. \300/month ^ Large-scale system suitable for broadcasting is adopted to save capital expenditures "Over 50.00 million units of devices expected to be adopted" ^(In 5th year after service launch) ^ ^ Cooperation by DOCOMO and SoftBank for installation in handsets/devices Keys to success of multimedia broadcasting service ^^^^^^^^ ^ Multimedia Broadcasting, Inc. is a joint venture promoted by leading Japanese corporations including telecommunications carriers, TV broadcasters, trading companies and advertisement agency, etc.

09/4 5 6 7 8 9 10 11 12 10/1 2 3 4 5 6 ^^^ 36 36 37 39 44 47 51 54 57 60 63 66 68 70 72.53 Global Expansion ^ Total subscriber base of TTSL (India) grew to approx. 73.00 million ^ TTSL won 9 circles mainly in mid-west India in 3G spectrum auction (Million subs) * No. of subscriptions and market share are the total of GSM and CDMA services of TTSL and TTML (Source: TRAI) TTSL/TTML (India) ^ No. of subscriptions Total subscriptions: 72.53 million Market share: 11.4%* (As of Jun 30, 2010) Service areas ^ 17 circles (Out of India's total 22 circles) (As of Jun. 2010) ^ GSM roll-out (brand: TATA DOCOMO) Sub. share 8.9% Sub. share 11.4% Deployment of Value-Added Services (VAS) ^ 3G spectrum auction results Circles not won Circles won by TTSL Circles won by TTML (Out of total 22 circles) Won licenses in 9 circles ^ "Manga" comics delivery service ^ "i-channel" (information delivery service) TTSL/TTML (India) DOCOMO PACIFIC (Guam/Saipan) SMART (the Philippines) Bouygues Telecom (France) TTSL/TTML (India) Launched Jul. 5, 2010 DOCOMO CHINA (China) berry mobile (UK) For local users For Japanese travelers No. of subs doubled and subscriber market share improved to No. 5 from No. 6 at the time of DOCOMO's investment

Names of companies, products, etc., contained in this document are trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 133 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 -1.5 Cellular (FOMA+mova) MOU ^ MOU for FY2010/1Q was 133 minutes (Down 1.5% year-on-year) ^For an explanation on MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation. (%) (minutes) FY07 full-year MOU: 138 minutes (Down 4.2% year-on-year) FY08 full-year MOU: 137 minutes (Down 0.7% year-on-year) FY09 full-year MOU: 136 minutes (Down 0.7% year-on-year)

Operating Revenues U.S. GAAP 2009/4-6(1Q) 2010/4-6(1Q) 2011/3 (Full year forecast) Cellular services revenues (voice, packet) 881.9 864.2 3405 PHS revenues - - - Other revenues 59.9 79.7 340 Equipment sales revenues 143 145.3 477 (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". 1,089.2 4,222.0 1,084.8 + 0.4%

Operating Expenses U.S. GAAP 2009/4-6(1Q) 2010/4-6(1Q) 2011/3 (Full year forecast) (Incl.) Other non-personnel expenses 195.9 215.6 949.0 (Incl.) Revenue-linked expenses* 307.8 323.7 1,124.0 Non-personnel expenses 503.7 539.3 2073 Communication network charges 77.7 70.3 271 Loss on disposal of property, plant and equipment and intangible assets 8.3 5.5 49 Depreciation and amortization 169 158.1 682 Taxes and public duties 9.9 9.8 40 Personnel expenses 64.4 65.8 267 (Billions of yen) 848.7 (Billions of yen) * Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service 3,382.0 832.9 +1.9%

Capital Expenditure 2009/4-6(1Q) 2010/4-6(1Q) 2011/3 (Full year forecast) Mobile phone business (Other) 14.5 22.1 102 Mobile phone business (mova) 2 2.1 3 Mobile phone business (FOMA) 105.8 91.3 375 Mobile phone business (LTE) - 1.2 35 Other (information systems, etc.) 30.8 24.3 160 (Billions of yen) 140.9 (Billions of yen) 675.0 153.1 -8.0%

SLIDE No. 39

Operational Results and Forecasts

				2009/4-6 (1Q) (1)	2010/4-6 (1Q) (2)	Changes (1)→(2)	2011/3 (Full-year forecast)
Cellular Phone	No. of Subscriptions (thousands)*1			54,864	56,515	+3.0%	57,450
		mova		4,618	2,352	-49.1%	1,230
		FOMA		50,246	54,162	+7.8%	56,220
		i-mode		48,597	49,061	+1.0%	49,170
		Communication Module Services		1,518	1,694	+11.6%	1,860
	Market share (%)			50.6	49.7	-0.9 Points	-
	Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		4,344	4,615	+6.2%	18,200
		mova	New	4	2	-44.7%	-
			Replacement	2	1	-56.9%	-
		FOMA	New	986	1,167	+18.3%	-
			Migration from mova	813	453	-44.2%	-
			Other*2	2,538	2,991	+17.9%	-
	Churn rate (%)			0.44	0.44	-	-
	ARPU（FOMA+mova）(yen)*3			5,440	5,190	-4.6%	5,110
	MOU（FOMA+mova）(minutes)*3			135	133	-1.5%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)

*2 Other includes purchases of additional handsets by existing FOMA subscribers.

*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

RESULTS FOR 1Q OF FY2010

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of usage): Average communication time per one month per one user. ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations